UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2024

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer announces a firm order for six A-29 Super Tucanos
from an undisclosed customer

São José dos Campos, December 30, 2024 – Embraer announced today a firm order for six light attack and advanced trainer A-29 Super Tucanos placed by an undisclosed customer. This order will be included in the 4Q24 backlog and deliveries are scheduled to take place in 2026.

These aircraft will be equipped with enhanced capabilities to perform missions such as battlefield air interdiction, close air support, maritime patrol, maritime strike and other territorial defense operations.

“We are thrilled to announce new sales of the A-29 Super Tucano, as we see this aircraft as the right fit for many nations around the world,” said Bosco da Costa Junior, President and CEO of Embraer Defense & Security. “The A-29 is the global leader in its category because it’s a proven, reliable and well advanced aircraft.”

As a multi-mission aircraft, the A-29 Super Tucano provides air forces with versatility for armed reconnaissance, close air support, light attack, and advanced training missions on a single platform, which exponentially increases the aircraft's availability and operational flexibility. Its robust airframe allows the aircraft to operate from unpaved runways in austere environments.

The A-29 Super Tucano is the global leader in its category, with over 290 orders and more than 570,000 flight hours, including 60,000 in combat. In 2024, Embraer announced new sales of the Super Tucano to the Portuguese Air Force (A-29N), the Uruguayan Air Force and the Paraguayan Air Force.

Images:

https://embraer.bynder.com/share/D5A0A52C-2A99-41E8-A026F1135F414981/?viewType=grid

Follow us on X: @Embraer

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense and Security, and Agricultural Aviation. The company designs, develops, manufactures, and markets aircraft and systems, providing Services and Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 9,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 150 million passengers a year.

Embraer is the leading manufacturer of commercial jets with up to 150 seats and the main exporter of high- value-added goods in Brazil. The company maintains industrial units, offices, service, and parts distribution centers, among other activities, across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2024

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations